

May 5, 2023

Stefano Gaggini
Senior Vice President and Chief Financial Officer
Schnitzer Steel Industries, Inc.
299 SW Clay Street, Suite 350
Portland, OR 97201

> **Re: Schnitzer Steel Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2022**
> **Filed October 24, 2022**
> **File No. 000-22496**

Dear Stefano Gaggini:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services